January 5, 2026

Allan Marshall
Chief Executive Officer
Upexi, Inc.
3030 North Rocky Point Drive
Suite 420
Tampa, FL 33607

       Re: Upexi, Inc.
           Registration Statement on Form S-3
           Filed December 22, 2025
           File No. 333-292366
Dear Allan Marshall:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Peter Campitiello